Mail Stop 4561
							November 17, 2008

By U.S. Mail

Mr. Ronald K. Earnest
President
GrandSouth Bancorporation
381 Halton Road
Greenville, South Carolina 29607

Re:	GrandSouth Bancorporation
      Preliminary Proxy filed October 30, 2008
      File No. 000-31937

Dear Mr. Earnest:

	We have completed our review of your Preliminary Proxy
Statement
on Schedule 14A and have no further comments at this time.

      Sincerely,



      Michael R. Clampitt
      Attorney-Advisor